Filed Pursuant to Rule 424(b)(3)
Commission File No. 333-253366

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated March 17, 2021)

24,725,000 Shares

Vine Energy Inc.

Class A Common Stock

This Prospectus Supplement No. 1 (this “Prospectus Supplement”) supplements and amends the prospectus dated March 17, 2021 (the “Final Prospectus”), relating to the initial public offering of shares of our Class A common stock, including our sale of 24,725,000 shares by us (3,225,000 shares of which were sold pursuant to the underwriters’ exercise in full of their over-allotment option to purchase additional shares of Class A common stock from us). You should read this Prospectus Supplement in conjunction with the Final Prospectus, and this Prospectus Supplement is qualified by reference to the Final Prospectus, except to the extent that the information contained in this Prospectus Supplement supersedes the information contained in the Final Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Final Prospectus, including any additional amendments or supplements thereto.

On March 31, 2021, Vine Energy Holdings LLC (“Vine Holdings”), a wholly owned subsidiary of Vine Energy Inc. (the “Company”), priced its private placement (the “Notes Offering”) of $950 million aggregate principal amount of its 6.750% Senior Notes due 2029 (the “notes”) to eligible purchasers pursuant to an offering memorandum (the “Offering Memorandum”) dated March 31, 2021. This Prospectus Supplement is being filed to update, amend and supplement the information included in the Final Prospectus with certain information contained and incorporated by reference in the Offering Memorandum. Accordingly, such information is included in this Prospectus Supplement.

Our common stock trades on the New York Stock Exchange under the symbol “VEI”.

Investing our Class A common stock involves risks, including those described under “Risk Factors” beginning on page 30 of the Final Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated March 31, 2021

Recent Developments

The Offering

On March 31, 2021, Vine Holdings priced its private placement of $950 million aggregate principal amount of its 6.750% Senior Notes due 2029 to eligible purchasers under an indenture to be dated as of the date the notes are originally issued (the “Indenture”). The notes will be Vine Holding’s senior unsecured obligations and will rank equally in right of payment to all existing and future senior indebtedness of Vine Holdings, including its obligations under the the the senior secured revolving facility under that certain Credit Agreement, dated as of March 8, 2021, by and among the Company, Citibank N.A., as the administrative agent and collateral agent, and the lenders and other entities party thereto (the “Revolving Credit Facility”) and the Company’s second lien term loan facility, dated as of December 30, 2020, by and among the Company, Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, and the several lenders party thereto (the “Second Lien Term Loan” and together with the Revolving Credit Facility, the “Senior Credit Facilities”).

The notes will initially be fully and unconditionally guaranteed on a senior unsecured basis by each restricted subsidiary of the Company (collectively, the “Guarantors” and, each a “Guarantor”), if any, that guarantees the notes in accordance with the terms of the Indenture (excluding the current, or any future direct or indirect parent of the Company). The guarantees will rank equally in right of payment with all existing and future senior indebtedness of the Guarantors (including any such Guarantor’s guarantee of indebtedness under the Senior Credit Facilities). The notes and guarantees will be effectively subordinated to all existing and future secured indebtedness of Vine Holdings and the Guarantors, including indebtedness under the Senior Credit Facilities, to the extent of the value of the collateral securing such secured indebtedness. The notes and guarantees will be structurally subordinated to all existing and future indebtedness, claims of holders of the Company’s preferred stock and other liabilities of Vine Holding’s subsidiaries that do not guarantee the notes.

We expect the net proceeds from the Notes Offering to be approximately $937 million, after deducting the initial purchasers’ discounts and our estimated expenses. We intend to use the net proceeds from the Notes Offering to redeem all of the 8.75% Senior Notes due 2023 (the “8.75% Notes”), issued on October 18, 2017 by Vine Oil & Gas LP (“Vine Oil & Gas”) and Vine Oil & Gas Finance Corp. pursuant to that certain indenture dated as of October 18, 2017, and the 9.75% Senior Notes due 2023 (the “9.75% Notes” and, together with the 8.75% Notes, the “Existing Notes”), issued on October 3, 2018 by Vine Oil & Gas and Vine Oil & Gas Finance Corp. pursuant to that certain indenture dated as of October 3, 2018.

Neither the Offering Memorandum nor this Prospectus Supplement is an offer to purchase the Existing Notes. Further, neither the Offering Memorandum nor this Prospectus Supplement is an offer to sell the notes, and we are not soliciting offers to buy the notes, in any state where the offer or sale is not permitted. The Notes Offering is expected to close on April 7, 2021, subject to customary closing conditions.

Use of Proceeds

We used the net proceeds of our initial public offering and borrowings under our new reserve-based lending facility (the “New RBL”) to repay in full and terminate each of the Vine Oil & Gas LP’s revolving credit facility, dated as of November 25, 2014, by and among Vine Oil & Gas LP, HSBC Bank USA, National Association, as Administrative Agent, Collateral Agent, Swingline Lender and as Issuing Bank and the banks, financial institutions and other lending institutions from time to time party thereto, as amended and that certain Senior Secured Credit Agreement dated as of March 20, 2018 by and among Brix Operating LLC, the lenders from time to time party thereto, and Macquarie Investments US Inc., as administrative agent, as amended from time to time. We intend to use approximately $937 million of the net proceeds from the Notes Offering to redeem all $910 million in aggregate principal amount of our Existing Notes at a redemption price equal to 106.563% of the principal amount of the 8.75% Notes (which amount is equal to $1,065.63 per $1,000 principal amount thereof) and 107.313% of the principal amount of the 9.75% Notes (which amount is equal to $1,073.13 per $1,000 principal amount thereof), in each case plus accrued and unpaid interest, if any, up to, but excluding, the date of redemption.

Liquidity

Contemporaneously with the closing of the initial public offering, we entered into the New RBL. The New RBL has a total facility size of $750 million and a borrowing base of $350 million. As of March 25, 2021, after giving effect to this offering and the initial public offering and related transactions, we had $28 million drawn on our New RBL and available capacity of $296 million (after giving effect to approximately $26 million of letters of credit), resulting in liquidity of approximately $336 million.

Capitalization

The following table sets forth our cash position and capitalization as of December 31, 2020:

•	on an actual basis for our predecessor, Vine Oil & Gas;

•

on an as adjusted basis for our initial public offering, the merger, the corporate reorganization and the transactions related thereto (including the exercise in full by the underwriters of their option to purchase additional shares); and

•

on an as further adjusted basis to reflect the sale of the notes offered pursuant to the Notes Offering and the application of the proceeds therefrom, together with the subsequent redemption of the Existing Notes, as described in “Recent Developments—The Offering” as if those events had occurred on December 31, 2020.

This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical audited and unaudited consolidated financial statements and the accompanying notes included in the Final Prospectus.

	As of December 31, 2020
	Actual	As Adjusted	As Further Adjusted
	(in thousands, except shares and par value)
Cash and cash equivalents	$15,517	$72,519	$25,362

Long-term debt:(1)
Vine Oil & Gas New RBL(2)	$—	$28,000	$58,000
Vine Oil & Gas Prior RBL (3)	190,000	—	—
Vine Oil & Gas Second Lien Term Loan	150,000	150,000	150,000
Vine Oil & Gas Third Lien Credit Facility(4)	—	—	—
Vine Energy Inc. 6.750% Notes	—	—	950,000
Vine Oil & Gas 8.75% Notes(5)	530,000	530,000	—
Vine Oil & Gas 9.75% Notes(6)	380,000	380,000	—
Brix Credit Facility(7)	—	—	—

Total Indebtedness	$1,250,000	$1,088,000	$1,158,000

Partners’ capital/stockholders’ equity:
Partners’ capital	$10,061	$—	$—
Class A Common stock—$0.01 par value; no shares authorized, issued or outstanding, actual; 350,000,000 shares authorized, 41,031,386 shares issued and outstanding, as adjusted; 41,031,386 shares issued and outstanding, as further adjusted	—	410	410
Class B Common stock—$0.01 par value; no shares authorized, issued or outstanding, actual; 150,000,000 shares authorized, 34,227,870 shares issued and outstanding, as adjusted; 34,227,870 shares issued and outstanding, as further adjusted	—	342	342
Additional paid in capital	—	362,611	362,611
Retained earnings	—	(5,644)	(46,185)

Total partners’ capital/stockholders’ equity	$10,061	$357,719	$317,178

Non-controlling interest	—	297,307	263,504
Total equity	$10,061	$655,026	$580,682

Total capitalization	$1,260,061	$1,743,026	$1,738,682

(1)	All outstanding amounts of indebtedness shown at principal amount.
(2)

As of March 25, 2021, after giving effect to this offering and the initial public offering and related transactions, we had $28 million drawn on our New RBL and available capacity of $296 million (after giving effect to approximately $26 million of letters of credit), resulting in liquidity of approximately $336 million.

(3)

At March 8, 2021, Vine Oil & Gas had outstanding borrowings under the Prior RBL of $200.0 million and $24.9 million of outstanding letters of credit. The Prior RBL was repaid in full and terminated in connection with the initial public offering using a portion of the net proceeds therefrom.

(4)	Terminated in connection with the closing of the initial public offering.
(5)

In conjunction with the redemption of the 8.75% Notes, we will pay approximately $530 million in principal, approximately $35 million in call premiums and approximately $23 million in accrued and unpaid interest.

(6)

In conjunction with the redemption of the 9.75% Notes, we will pay approximately $380 million in principal, approximately $28 million in call premiums and approximately $19 million in accrued and unpaid interest.

(7)

As of March 8, 2021, Brix had outstanding borrowings under the Brix Credit Facility of $125.0 million and no outstanding letters of credit. The Brix Credit Facility was repaid in full and terminated in connection with the initial public offering using a portion of the net proceeds therefrom.

4